FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2006


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: April 10, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            10 April 2006, Contract with Accenture

Exhibit 99




                      UNILEVER AWARDS OUTSOURCING CONTRACT

                                  TO ACCENTURE


Unilever today announced that it has awarded an outsourcing contract to Accenture to manage parts of its European IT operation. This follows the announcement in December on outsourcing its financial transactional services to IBM.

The outsourcing programme is part of the company's "One Unilever" initiatives to increase leverage of its scale, improve its marketplace competitiveness, deliver functional excellence, and create a more competitive cost-structure allowing it to focus on its consumers and customers.

Under the IT contract, Unilever will outsource to Accenture, the development, implementation and support of its European regional applications. The intention is to start the programme from 1st July 2006.

Unilever intends to minimise the impact of people by transferring staff to Accenture, early retirement, re-training through the Accenture Academy, exploring alternatives roles, natural attrition and through voluntary programmes.

Unilever has a great deal of experience of managing change issues and, as well as dealing with people issues sensitively and professionally, it is committed to working closely with the relevant employee representatives and works councils.

Neil Cameron, Unilever's chief information officer, said: "This outsourcing deal represents a major strategic choice for Unilever. With a significant business change agenda ahead of us, we believe that partnering with a world class provider such as Accenture gives us greater flexibility and more certainty on delivery of the key enabling IT system platforms.

"This deal allows us to create a simpler, more agile European IT function to better support Unilever's growth agenda."

"This contract should help provide Unilever with a higher degree of certainty around the cost and timing necessary to create its new European business IT platform, which is expected to drive improved business results including increased efficiencies, reduced costs and greater standardization," said John Zealley, managing partner of Accenture's Consumer Goods & Services Practice in Europe.

"Accenture's experience in delivering cross border IT programs should enable us to deliver consistently in Unilever's key markets, providing Unilever with the flexibility it needs to meet its goal of becoming ever more competitive and high-performing."


Contacts:

Tim Johns, Vice President, Global Media Relations
Unilever, Tel: +44 20 7822 6805

Tanno Massar, Head of NV and Europe Media Relations
Unilever, Tel: +31 10 217 4844

Trevor Gorin, Head of PLC and UK Media Relations
Unilever, Tel: +44 20 7822 6010

Peter Thomas, Media and Analyst Relations
Accenture, Tel: +44 20 7844 8645